TYLER RESOURCES INC.

Suite 1000, 800 - 5th Avenue S.W., Calgary, Alberta T2P 3T6 Tel: (403) 269-6753 Fax: (403) 266-2606

File No.
82-3881

October 17, 2001



United States Securities
& Exchange Commission
Washington, D.C. 20549
U.S.A.

SUPPL

02 JAN 25 AM 8:02

Dear Sirs:

Re: Foreign Private Issuer Exemption File No. 82-3881
Annual & Special Meeting - Fiscal Year Ended July 31, 2001

Please be advised that Tyler Resources Inc. will hold its Annual & Special Meeting of Shareholders on December 19, 2001, and that the Record Date for Shareholders entitled to vote on the above referenced meeting has been set as November 12, 2001.

I trust this meets with your approval.

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill
Secretary

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

cc: 1.3002.18

dw 1/31